SHARE PURCHASE AGREEMENT


BETWEEN:

Mr. Jean-Paul Guisset, born June 24, 1949, in Persan (95), residing in Val de la Croix, 60128 Mortefontaine, France, and

Mrs. Marie Annick Guisset, born November 14, 1947, in Cambrai
(59), residing in Val de la Croix, 60128 Mortefontaine, France,

(hereinafter collectively the "Sellers"),

                                            on the first part,

AND:

Boise Cascade Office Products Corporation, a company organized under the laws of the State of Delaware having its principal office at 800 West Bryn Mawr Avenue, Itasca, IL 60143, United States of America, represented by Mr. Richard Black, who is duly authorized for purposes hereof,

(hereinafter the "Buyer"),

                                            on the second part,


WHEREAS:

A. The Sellers own, or will own, as of the Closing Date (as defined in Article 2.1 below), 10,000 shares (hereinafter the "Shares") representing 100% of the capital of Jean-Paul Guisset - JPG SA, a societe anonyme with a share capital of 1,000,000 francs, with its head office located at 63, Grande Rue, 95470 Survilliers, registered with the Registry of Commerce and Companies of Pontoise under the number B 997 506 407 (hereinafter the "Company").

B. The Company owns, or will own as of the Closing Date, all of the shares of the subsidiaries listed in Appendix B (hereinafter the "Subsidiaries" and collectively with the Company, the "Companies").

C. Within the context of the selection procedure organized by the Sellers, the Purchaser was able to review the documents provided by the Sellers concerning the Companies from April 15 to April 19, 1997, and to speak with Mr. Jean-Paul Guisset.

D. By an offer dated May 15, 1997, clarifying that of April 28, 1997, the Buyer informed the Sellers of its wish to acquire all of the Shares, subject to certain conditions.

E. By letter dated May 20, 1997, the Sellers informed the Buyer of their acceptance of the Buyer's offer, subject to certain conditions.

NOW, THEREFORE, THE FOLLOWING IS AGREED:


                        ARTICLE 1 - SALE OF THE SHARES

      1.1 Sale and Purchase. Subject to the terms and conditions of this Agreement, the Sellers hereby agree to sell to the Buyer, which agrees to acquire from the Sellers, the Shares, free and clear of all liens, sureties, encumbrances, or other restrictions or limitations of any nature whatsoever.

            The Purchaser is aware of the legal proceedings which are in progress concerning the ownership of certain Shares representing 1.95% of the Company's capital.

            The Shares, and all rights attached thereto, shall become the property of the Buyer on the Closing Date. With respect to voting rights, the Buyer shall enter into possession of the Shares as of this date. The Shares will qualify for dividends for the fiscal year beginning January 1, 1997.

      1.2 Price. The purchase price (hereinafter the "Price")is eight hundred and fifty million (850,000,000) French francs (hereinafter the "Initial Payment"), plus a price supplement which will be calculated and paid under the terms and conditions set forth in Article 1.3 below (hereinafter the "Price Supplement"). The Price of the Shares was determined by the Buyer following its examination of the documents relating to the Companies mentioned in the preamble of this Agreement, on the basis of the Company's accounts as of December 31, 1996, certified by the independent auditors of the Company, listed in Appendix 1.2 (hereinafter the "Accounts of the Company") and of the projected results of the Company for the years 1997-2000 also provided by the Sellers, it being stipulated, however, that the Sellers give no guarantee with respect to such projected results.

      1.3 Price Supplement. (a) Subject to the condition provided for in paragraph (b) hereunder, the amount of the Price
Supplement shall be equal to:

   4.95 x [(Average Operating Income 97-99) - FF. [52.3] million]

Average Operating Income 97-99 shall mean the Company's average
"Operating Income" (as defined below) for the 1997, 1998, and 1999 fiscal years. The amount of the Price Supplement shall not exceed FF. 300 million.

            (b) No Price Supplement shall be paid if the Company's "Net Sales" (as defined below) for the 1999 fiscal year is inferior to the Company's Net Sales for the fiscal year ending on December 31, 1996, multiplied by 1.259, i.e., eight hundred and forty-six million nine hundred and eighty-three thousand seven hundred and thirty (846,983,730) French francs. If the Company's Net Sales as of December 31, 1999, exceeds this amount, the Price Supplement, calculated as provided for herein, shall automatically become payable and shall be paid by the Purchaser in accordance with the provisions of Section 1.3(f) below.

            (c) For purposes of determining the Price Supplement, and for each fiscal year under consideration:

      - The Operating Income shall be the amount which appears on line GG of the profit and loss statement, as contained in the liasse fiscale of the Company (i.e., for the fiscal year ending on December 31, 1996: FF.
            51,378,081), and

      - The Net Sales shall be the amount appearing on line FL of the profit and loss statement, as contained in the liasse fiscale of the Company (i.e., for the fiscal year ending December 31, 1996: FF. 672,743,233).

            For purposes of determining the Operating Income and the Net Sales for calculation of the Price Supplement, the Company's accounts shall be the Company's (unconsolidated) corporate accounts as certified by the auditors, which shall have been prepared in compliance with the accounting rules, methods and principles used by the Company in preparing its accounts for the fiscal year ending December 31, 1996 (including, but not limited to, the Company's policy on inventory, amortization, and reserves).

            If the Company has changed its accounting rules, methods, or principles at the time of the preparation of the accounts for the 1997, 1998, or 1999 fiscal years, the parties agree that the parameters corresponding to the Operating Income and the Net Sales for the fiscal years under consideration shall be contractually reprocessed with application of the accounting rules, methods, and principles which are now used by the Company.

            Similarly, if the Company implements a foreign development policy or a new policy concerning supplies (transfer pricing, etc.) or intra-group transactions (management fees, remuneration, or other policy) during the fiscal years under consideration, the resulting impact on the accounts shall be neutralized, for purposes of determining the parameters corresponding to the Operating Income and the Net Sales, by the application of the accounting rules, methods, or principles referred to above.

            The Purchaser shall notify to the Sellers certified accounts for the Company (balance sheet, profit and loss statement, and notes) to the Sellers by June 30, 1998, 1999, and 2000, at the latest, together with the amounts of the parameters corresponding to the Operating Income and the Net Sales for each fiscal year under consideration. If the Sellers do not indicate within thirty (30) days that they wish to contest such parameters by implementing, as necessary, the procedure provided for in
Article 1.3(d)(ii) below, then such parameters shall be deemed to have been accepted by the Parties, provided, however, that any elements which are discovered after the calculation of the parameters for a given fiscal year but which relate to such fiscal year should be attributed to the fiscal year during which they were discovered.

            The Purchaser shall also notify to the Sellers, by June 30, 2000, at the latest, the amount of the Price Supplement which it believes to be due to the latter, together with details of the method of calculation used to determine this amount.

            (d) If Mr. Jean-Paul Guisset ceases to be a corporate officer of the Company for any reason whatsoever prior to December 31, 2000, (i) this shall not affect the Price
Supplement, which shall remain payable in accordance with the terms hereof, and (ii) the Sellers shall then have the option, at their expenses, of having the parameters corresponding to the Operating Income and the Net Sales of the Company for the 1997, 1998, and 1999 fiscal years audited by an internationally-known firm of auditors of their choice, provided that the Sellers shall notify the Purchaser thereof within fifteen (15) days of receipt by them of the notification of the Price Supplement (hereinafter the "Audit Notification").

            The assignment of the auditors thus appointed by the Sellers shall terminate not later than sixty (60) days following the date of the Audit Notification. The Purchaser undertakes, in this respect, to communicate to the auditors all accounting, financial, or other documents relating to the 1997, 1998, and 1999 fiscal years which the latter may deem necessary for purposes of their verification of the parameters for the Operating Income and the Net Sales for the fiscal years under consideration.

            The Sellers shall have a period of fifteen (15) days from the completion of the auditors' assignment in which to indicate to the Purchaser whether they accept the amount of the Price Supplement (as calculated and notified by the Purchaser), or whether they wish to reprocess the parameters corresponding to the Company's Operating Income or Net Sales in respect of all or part of the fiscal years under consideration.

            In the latter hypothesis, and if no agreement is reached between the parties regarding the reprocessing operations to be carried out (and consequently the amount of the Price Supplement) within fifteen (15) days of such a notification, the most diligent party shall have the right to notify the independent expert mentioned below (hereinafter the "Expert") and shall notify the other parties thereof

            (e)   The Expert's assignment shall be limited to
(i) determining the reprocessing of only those amounts of the Company's Operating Income and/or Net Sales in respect of the 1997, 1998, and/or 1999 fiscal years concerning which the parties are not in agreement, and (ii) calculating the Price Supplement by application of the formula set forth in Section 1.3(a) above.

            For that purpose, the Expert shall (i) examine this Agreement and its annexes, (ii) take into consideration the notification of his or her appointment and of any memoranda or documents which the parties shall provide within thirty (30) days following receipt by the Expert of the notification of his or her appointment, and (iii) take into consideration all additional verbal or written testimony which he or she wishes to obtain, provided, however, that verbal testimonies shall be taken in the presence of all of the parties.

            The parties undertake to facilitate access for the Expert at any time during such procedure to any documents and information which the Expert shall deem necessary in order to resolve the dispute submitted to him or her.

            During this procedure, the Expert shall adhere scrupulously to the principle of contradiction in which both parties submit and hear each other's arguments. Thus each party shall simultaneously communicate to the other party the documents and items which it provides to the Expert, and the Expert shall issue acknowledgments of receipt to both parties for all items received.

            The Expert shall act as an independent expert within the framework established by the provisions of Article 1843-4 of the French Civil Code. If the parties are unable to reach agreement on the appointment of an expert within eight (8) days of the request for appointment made by the most diligent of them, or if the Expert does not accept the assignment, then the Expert shall be appointed by the President of the Commercial Court of Paris acting in summary proceedings pursuant to a request by the most diligent party.

            The Expert shall notify his or her decision to the parties in writing not later than forty-five (45) days after his or her appointment. All parts of such decision shall be final and binding upon the parties and shall not be subject to any appeals.

            The Expert's fees and disbursements shall be borne equally by the parties.

            (f) The Price Supplement shall be paid by the Buyer to Mr. Jean-Paul Guisset, who shall be responsible for its distribution among the Sellers, by means of a Banque de France transfer within fifteen (15) days of the determination of the Price Supplement either by agreement between the parties or by a decision of the Expert.

            Any delay in the payment of the Price Supplement shall give rise to the payment of interest equal to the legal interest rate plus three (3) percentage points, calculated between the date of determination of the Price Supplement and the date of its effective payment in full to Mr. Jean-Paul Guisset. Any penalty thus paid shall itself generate interest at the same rate, calculated on an annual basis.

            Insofar as it is necessary to do so, it is hereby specified that the Purchaser shall not under any circumstances offset the Price Supplement against any indemnification claimed in respect of the Indemnification Agreement which has been contested but has not yet given rise to an arbitral award.


                              ARTICLE 2 - CLOSING

      2.1 The closing of the sale and purchase of the Shares (hereinafter the "Closing") shall take place on July 7, 1997 (hereinafter the "Closing Date"), in Paris at the offices of J.P. Morgan & Cie. S.A., 14, place Vendome, 75001 Paris, or at such other place, date, and time set by agreement between the parties. If the Closing does not occur by July 8, 1997, or any other date agreed by the parties, this Agreement and all related agreements shall automatically become null and void at midnight on July 8, 1997, it being specified, however, that in the event the Closing fails to occur due to a fault solely attributable to one of the parties, the nondefaulting party shall retain the right to seek forced execution of the sale under the conditions set forth in this Agreement. On the Closing Date, the Sellers shall submit the following materials to the Buyer:

            (a) the transfer orders pertaining to the Shares, duly signed and completed in the name of the Buyer together with the share movements register and the shareholders' accounts of the Company;

            (b) all corporate documents relating to the Companies which are not in the latter's possession;

            (c) a joint and several bank guarantee (cautionnement bancaire solidaire) in the amount of one hundred million French francs (FF. 100,000,000) in the form of Appendix 2.1(c).

            (d) the letters of resignation of the directors and corporate officers of the Companies listed in Appendix 2.1(d), it being specified that Mr. Jean-Paul Guisset shall remain as Chairman of the Company;

            (e) the certified minutes of the Board of Directors meeting of the Company approving the Buyer as a shareholder of the Company;

            (f) the minutes of the meetings of the Boards of Directors of JPG-Jean-Paul Guisset SA, JPG Contact SA and JPG Direct SA convening ordinary meetings of the shareholders of these Companies in order to appoint as directors those persons listed in Appendix 2.1(f); and

            (g) a certified extract from the minutes of the meeting of the Company's workers' committee certifying that it was consulted concerning the planned sale of the Shares.

      2.2 On the Closing Date, the Buyer shall pay to Mr. Jean-Paul Guisset, for the account of the Sellers, the entire Initial Payment, by Banque de France transfer, or wire transfer to the bank account designated by Mr. Jean Paul Guisset no later than July 2, 1997, at midnight, the value date of which is the Closing Date.

      2.3 On the Closing Date, Mr. Jean-Paul Guisset and the Buyer shall execute the Indemnification Agreement and its exhibits, annexed hereto as Appendix 2.3, it being specified that the Indemnification Agreement may not be modified prior to its execution (i) without the Buyer's consent, or (ii) to reflect events occurring between the date hereof and the Closing Date but only to the extent the total amount of the Losses (as defined in Article 2 of the Indemnification Agreement) which may result from such events does not exceed ten million (FF 10,000,000) French francs.

      2.4   On the Closing Date, Mr. Jean-Paul Guisset and the
Company shall execute the agreement concerning the use by the Company of the name "Jean-Paul Guisset" annexed hereto as Appendix 2.4.


                   ARTICLE 3 - OTHER OBLIGATIONS OF SELLERS

      3.1 Conduct of Business until the Closing Date. The Sellers agree that, from the date of signature of this Agreement up to the Closing Date, the Companies shall be managed with prudence and diligence and only in the ordinary course of business. In particular, the Sellers agree, though not exclusively, that prior to the Closing Date, no assets of the Companies shall be purchased, transferred, leased, pledged or subjected to other third party rights, beyond the normal conduct of their business; none of the Companies shall terminate any business relationship which might significantly affect its financial or economic situation; none of the Companies shall modify the collective status of its staff or grant any additional individual advantages; no dividends shall be distributed; no new and significant commitments, of a financial or other nature, shall be made, and no changes to the shareholder structure of the Companies shall be made, except for the share transfers contemplated herein.

      3.2 Noncompetition. Other than with the Company, the Sellers commit themselves not to develop, exercise, be associated with, involved in, or interested in any mailorder sales activity in Europe, of office equipment, furniture, and supplies (hereinafter the "Activity"), whether alone or in conjunction with others, for a period of three (3) years from the date on which Mr. Jean-Paul Guisset ceases to be the Company's Chairman. In addition, the Sellers hereby agree not to engage directly or indirectly in any business relationship with any of the current legal representatives or employees of the Companies for a period of three (3) years from the date on which Mr. Jean-Paul Guisset ceases to be the Company's Chairman.

            Notwithstanding the foregoing provisions, it is specified, however, that Mr. Jean Paul Guisset shall, after he has left his post as Chairman of the Company, retain the option of working alongside his brother, Mr. Philippe Guisset (insofar as the latter shall then have ceased to occupy any post or to carry out any duties within the Company, without any solicitation in any manner on the part of Mr. Jean-Paul Guisset), in any activity which is different from the Activity.

      3.3 Visits and Inspections. During the period falling between the date of signature of this Agreement and the Closing Date, the Sellers shall ensure that the Buyer and/or all persons designated by it shall have reasonable access (without interfering with the Company's operation) in compliance with business confidentiality to the Companies' books, registers, offices, installations, assets, staff, counsel, and accountants.

      3.4 Sale of Minority Shareholdings. At the latest by the Closing Date, the Sellers shall ensure the sale to the Company, of those minority shareholdings in the Subsidiaries listed in Appendix 3.4 hereto, in accordance with the terms and conditions set forth in such Appendix.


                        ARTICLE 4 - CONDITION PRECEDENT

      The Closing of the sale of the Shares is subject to the fulfillment of the following condition, which constitutes a condition precedent to the sole benefit of the Buyer and may be waived by the Buyer at his discretion.

      No Material Adverse Change (as hereinafter defined) shall have occurred between December 31, 1996, and the Closing Date. A "Material Adverse Change" shall mean any event (excluding general economic events) negatively affecting or substantially likely to affect the financial condition, properties, business or operating results of the Companies and which results in a Loss for the Companies which is indemnifiable under Section 2 of the Indemnification Agreement (provided that the provisions of Section 3 shall not apply) in excess of twenty five million (25,000,000) French francs.

                          ARTICLE-5 -CONFIDENTIALITY

      Neither party may communicate any information concerning the existence or content of this Agreement to third parties without the prior written consent of the other party, with the exception of (i) information communicated by the parties to their lawyers to enable them to draw up the various documents required to execute the sale of the Shares, and (ii) any announcements that must be made to the employee representative bodies of the Company or the Buyer, or (iii) compulsory communications, including in particular communications required to be made by the Buyer (or companies belonging to its group) in order to comply with U.S. securities laws.

      In any event, the parties agree to coordinate with each other the disclosure to third parties of information concerning the existence and content of the Share Purchase Agreement.


                           ARTICLE 6 - NOTIFICATIONS

      Unless otherwise stipulated, any notification or other communication related to this Agreement shall be made by registered letter with return receipt, international express courier (DHL, Fed Ex, etc.) or facsimile, sent to the parties at the addresses indicated below, or to any other address communicated to the other party by registered letter with return receipt, international express courier (DHL, Fed Ex, etc.) or facsimile:

If to Mr. Jean-Paul Guisset and Ms. Marie-Annick Guisset:

Val de la Croix
60128 Mortefontaine
France

Facsimile:  011 33 3 44 54 45 85

If to Boise Cascade Office Products Corporation:

800 West Bryn Mawr Avenue
Itasca, IL 60143
United States of America

Facsimile:        001 630 773 7107


                           ARTICLE 7 - SUBSTITUTION

      The Buyer may, at any time prior to the Closing Date, be replaced in all of the rights and obligations provided for herein by any company controlled by, which controls, or which is under common control with the Buyer, subject only to advance notification to the Sellers and an undertaking in such notification to be and remain jointly and severally liable with the substituted company for the performance by the latter of all of the Buyer's obligations vis-a-vis the Sellers under this Agreement or any agreements arising herefrom. The concept of "control" referred to in this Article is that defined in
Article 355-1 of the Law of July 24, 1966, on commercial companies. Except for the foregoing, this Agreement may not be assigned or transferred to any third party.


                     ARTICLE 8 - MISCELLANEOUS PROVISIONS

      8.1 If any one of the clauses of this Agreement or the application of any clause, shall, under certain circumstances, be considered impossible, null, or illegal by a jurisdiction or competent administration, such clause shall be considered to be nonexistent or nonapplicable under the said circumstances, and the other clauses of this Agreement shall not be affected.

            The parties shall then conduct negotiations in good faith for the purpose of replacing the inapplicable clause with valid, legal or applicable provisions that shall have an economic effect that approximates, as closely as possible, the economic effect of the initial clause.

      8.2 No amendment or modification of this Agreement shall be effective unless set forth in a written rider to this Agreement, signed by both parties.

      8.3 Any delay in the exercise by either of the parties of its rights under this Agreement shall not be construed as a waiver of the said right. Any decision by either party to waive its right to demand compensation of any loss sustained as a result of the nonperformance by the other party of its obligations shall not be construed as a decision to waive such night for any preceding or subsequent nonperformance by the said other party.

      8.4 This Agreement (including its appendices, which are an integral part thereof) sets forth the complete agreement of the parties with respect to the matters addressed therein, and supersedes any previous contract, negotiations, and draft documents on the same subject.

      8.5 Each party shall separately assume its own costs and taxes relative to this Agreement and to the transactions stipulated therein. It is expressly agreed that stamp duties owed by reason of the sale of the Shares shall be borne by the Buyer.

      8.6 This Agreement is to be executed in both French and English and both versions shall control equally.

      8.7 In the event of the death of one of the Sellers and subject to acceptance of the estate, the rights and obligations provided for in this Agreement and its appendices (including in particular the Indemnification Agreement) may be invoked by the successors and assigns of the Sellers.


                          ARTICLE 9 - APPLICABLE LAW

      This Agreement is subject to French law, which also governs its interpretation.


                             ARTICLE 10 - DISPUTES

      The parties shall make every effort to settle all disputes arising in connection with this Agreement amicably by negotiations held in good faith. Failing such amicable settlement, the dispute shall be submitted to arbitration as set forth below.

      Any party wishing to submit a dispute to arbitration (hereinafter the "Plaintiff") shall send to the other party (hereinafter the "Defendant") a notification by registered letter with return receipt requested, stating the subject of the dispute and announcing its decision to use either a sole arbitrator or a panel of three, and stating the name of the proposed sole arbitrator or appointing one member of the panel of three arbitrators.

      The Defendant shall reply by registered mail with return receipt requested, either stating its acceptance of the sole arbitrator proposed by the Plaintiff, if applicable, or requesting that the dispute be submitted to three arbitrators, and appointing the arbitrator of its choice.

      Absent a reply from the Defendant within fifteen (15) days of the date of the Plaintiff's notification, or in the event that the parties are unable to agree on the name of a sole arbitrator within fifteen (15) days of such notification, or in the event that the two appointed arbitrators are unable to agree on the appointment of a third arbitrator within fifteen (15) days of the second arbitrator's appointment, either of the parties may request the appointment of a sole arbitrator, or of a second or third arbitrator, as the case may be, by a summary order of the President of the Commercial Court of Paris.

      The arbitral proceedings will take place in Paris, and the tribunal's decision shall be rendered within six (6) months of its constitution. The language of the arbitration proceedings shall be French and English.

      The arbitrators shall be released from the requirement to adhere to the rules governing form and deadlines provided by the New French Code of Civil Procedure, but shall allow contradictory presentation of statements and observations by the parties.

      The arbitration decision shall not be subject to any appeal or opposition.

      The party which fails to comply with the decision shall pay all costs and fees arising or resulting from enforcement of the decision.

      Executed in Chicago, on July 1, 1997, in three original versions, signed by the parties.



______________________________   ______________________________
Mr. Jean-Paul Guisset               Mrs. Marie Annick Guisset



BOISE CASCADE OFFICE PRODUCTS
      CORPORATION


By____________________________
   Mr. Richard Black